
January 11, 2021

Peter Chen
Chief Financial Officer
Token Communities Ltd.
136-2038th Avenue, Suite 9C
Flushing, NY 11354

> **Re: Token Communities Ltd.**
> **Registration Statement on Form 10-12G**
> **Filed November 12, 2020**
> **File No. 000-55688**

Dear Mr. Chen:

We issued comments to you on the above captioned filing on December 9, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by Janaury 21, 2021.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey Stein